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[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919

Invesco Aim Advisors, Inc.

October 7, 2008


VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:   AIM Equity Funds (AEF)
      Post-Effective Amendment No. 91 to
      Form N-1A Registration Statement
      File No. 002-25469; CIK No. 0000105377

Dear Mr. O'Connor:

      This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Equity Funds (the "Registrant") on July 22, 2008 which went effective October 3, 2008.

Staff's Comment:
---------------

1.    After review of the registration statement, the Staff had no comments.

Staff's Comment:
----------------

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:
---------

In connection with the responses to the comments above, the Registrant acknowledges the following:

           o that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

           o that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission
               ("Commission") from taking any action with respect to the filing; and

           o that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.1968 if you have any further questions.

Very truly yours,

/s/ Stephen R. Rimes

Stephen R. Rimes